COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

January 8, 2020

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Preliminary Proxy Statement

Columbia Funds Variable Series Trust II

File No. 811-22127

Dear Mr. Cowan:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to consider the approval of a transaction that will result in the substitution of shares of a Columbia Variable Portfolio – Government Money Market Fund for shares of Columbia Variable Portfolio – U.S. Equities Fund and Variable Portfolio – Columbia Wanger International Equities Fund following their liquidation.

If you have any questions regarding this filing, please contact me at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Secretary, Senior Vice President and Chief Legal Officer

Columbia Funds Variable Series Trust II